                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                               Motient Corporation
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    619908304
             -------------------------------------------------------
                                 (CUSIP Number)


                              Patrick H. Daugherty
                 Two Galleria Tower, 13455 Noel Road, Suite 1300
                               Dallas, Texas 75240
                                 (972) 628-4100
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 22, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

          NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 619908304                                           Page 2 of 21 Pages
                                                              ------------------

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              HIGHLAND CAPITAL MANAGEMENT, L.P.
      1       75-2716725
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                (b) [x]
      2
--------------------------------------------------------------------------------
              SEC USE ONLY
      3

--------------------------------------------------------------------------------
              SOURCE OF FUNDS

              WC
      4
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

      5
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
      6
--------------------------------------------------------------------------------
                             SOLE VOTING POWER

                       7     0
                       ---------------------------------------------------------
                             SHARED VOTING POWER

                       8     2,797,014 SHARES
   NUMBER OF           ---------------------------------------------------------
    SHARES                   SOLE DISPOSITIVE POWER
 BENEFICIALLY
   OWNED BY            9     0
     EACH              ---------------------------------------------------------
  REPORTING                  SHARED DISPOSITIVE POWER
    PERSON
     WITH              10    2,797,014 SHARES
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11       2,797,014 SHARES
--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
              (See Instructions)

     12
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13       11.2%
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON

     14       PN, IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 619908304                                           Page 3 of 21 Pages
                                                              ------------------

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              STRAND ADVISORS, INC.
      1       95-4440863
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                 (b) [x]
      2
--------------------------------------------------------------------------------
              SEC USE ONLY

      3
--------------------------------------------------------------------------------
              SOURCE OF FUNDS

              WC
      4
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

      5
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
      6
--------------------------------------------------------------------------------
                             SOLE VOTING POWER

                       7     0
                       ---------------------------------------------------------
                             SHARED VOTING POWER

                       8     2,797,014 SHARES
   NUMBER OF           ---------------------------------------------------------
    SHARES                   SOLE DISPOSITIVE POWER
 BENEFICIALLY
   OWNED BY            9     0
     EACH              ---------------------------------------------------------
  REPORTING                  SHARED DISPOSITIVE POWER
    PERSON
     WITH              10    2,797,014 SHARES
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11       2,797,014 SHARES
--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
              (See Instructions)

     12
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13       11.2%
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON

     14       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 619908304                                           Page 4 of 21 Pages
                                                              ------------------

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              JAMES DONDERO
      1
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                 (b) [x]

      2
--------------------------------------------------------------------------------
              SEC USE ONLY

      3
--------------------------------------------------------------------------------
              SOURCE OF FUNDS

              PF
      4
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

      5
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
      6
--------------------------------------------------------------------------------
                             SOLE VOTING POWER

                       7     0
                       ---------------------------------------------------------
                             SHARED VOTING POWER

                       8     2,797,014 SHARES
   NUMBER OF           ---------------------------------------------------------
    SHARES                   SOLE DISPOSITIVE POWER
 BENEFICIALLY
   OWNED BY            9     0
     EACH              ---------------------------------------------------------
  REPORTING                  SHARED DISPOSITIVE POWER
    PERSON
     WITH              10    2,797,014 SHARES
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11       2,797,014 SHARES
--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
              (See Instructions)

     12
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13       11.2%
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON

     14       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 619908304                                           Page 5 of 21 Pages
                                                              ------------------

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              PROSPECT STREET HIGH INCOME PORTFOLIO, INC.
      1       04-3028343
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                 (b) [x]

      2
--------------------------------------------------------------------------------
              SEC USE ONLY

      3
--------------------------------------------------------------------------------
              SOURCE OF FUNDS

              WC
      4
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

      5
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              MARYLAND
      6
--------------------------------------------------------------------------------
                             SOLE VOTING POWER

                       7     0
                       ---------------------------------------------------------
                             SHARED VOTING POWER

                       8     1,155,224 SHARES
   NUMBER OF           ---------------------------------------------------------
    SHARES                   SOLE DISPOSITIVE POWER
 BENEFICIALLY
   OWNED BY            9     0
     EACH              ---------------------------------------------------------
  REPORTING                  SHARED DISPOSITIVE POWER
    PERSON
     WITH              10    1,155,224 SHARES
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11       1,155,224 SHARES
--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
              (See Instructions)

     12
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13       4.6%
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON

     14       CO, IV
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 619908304                                           Page 6 of 21 Pages
                                                              ------------------

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              PROSPECT STREET INCOME SHARES INC.
      1       36-2765811
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                 (b) [x]

      2
--------------------------------------------------------------------------------
              SEC USE ONLY

      3
--------------------------------------------------------------------------------
              SOURCE OF FUNDS

              WC
      4
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

      5
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              MARYLAND
      6
--------------------------------------------------------------------------------
                             SOLE VOTING POWER

                       7     0
                       ---------------------------------------------------------
                             SHARED VOTING POWER

                       8     111,940 SHARES
   NUMBER OF           ---------------------------------------------------------
    SHARES                   SOLE DISPOSITIVE POWER
 BENEFICIALLY
   OWNED BY            9     0
     EACH              ---------------------------------------------------------
  REPORTING                  SHARED DISPOSITIVE POWER
    PERSON
     WITH              10    111,940 SHARES
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11       111,940 SHARES
--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
              (See Instructions)

     12
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13       0.4%
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON

     14       CO, IV
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 619908304                                           Page 7 of 21 Pages
                                                              ------------------

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              HIGHLAND LEGACY, LIMITED
      1
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                (b) [x]

      2
--------------------------------------------------------------------------------
              SEC USE ONLY

      3
--------------------------------------------------------------------------------
              SOURCE OF FUNDS

              WC
      4
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

      5
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              CAYMAN ISLANDS
      6
--------------------------------------------------------------------------------
                             SOLE VOTING POWER

                       7     0
                       ---------------------------------------------------------
                             SHARED VOTING POWER

                       8     223,880 SHARES
   NUMBER OF           ---------------------------------------------------------
    SHARES                   SOLE DISPOSITIVE POWER
 BENEFICIALLY
   OWNED BY            9     0
     EACH              ---------------------------------------------------------
  REPORTING                  SHARED DISPOSITIVE POWER
    PERSON
     WITH              10    223,880 SHARES
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11       223,880 SHARES
--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
              (See Instructions)

     12
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13       0.9%
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON

     14       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 619908304                                           Page 8 of 21 Pages
                                                              ------------------

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              PAM CAPITAL FUNDING, L.P.
      1
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                (b) [x]

      2
--------------------------------------------------------------------------------
              SEC USE ONLY

      3
--------------------------------------------------------------------------------
              SOURCE OF FUNDS

              WC
      4
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

      5
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              CAYMAN ISLANDS
      6
--------------------------------------------------------------------------------
                             SOLE VOTING POWER

                       7     0
                       ---------------------------------------------------------
                             SHARED VOTING POWER

                       8     1,082,090 SHARES
   NUMBER OF           ---------------------------------------------------------
    SHARES                   SOLE DISPOSITIVE POWER
 BENEFICIALLY
   OWNED BY            9     0
     EACH              ---------------------------------------------------------
  REPORTING                  SHARED DISPOSITIVE POWER
    PERSON
     WITH              10    1,082,090 SHARES
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11       1,082,090 SHARES
--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
              (See Instructions)

     12
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13       4.3%
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON

     14       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 619908304                                           Page 9 of 21 Pages
                                                              ------------------

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              PAMCO CAYMAN, LIMITED
      1
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                (b) [x]

      2
--------------------------------------------------------------------------------
              SEC USE ONLY

      3
--------------------------------------------------------------------------------
              SOURCE OF FUNDS

              WC
      4
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

      5
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              CAYMAN ISLANDS
      6
--------------------------------------------------------------------------------
                             SOLE VOTING POWER

                       7     0
                       ---------------------------------------------------------
                             SHARED VOTING POWER

                       8     223,880 SHARES
   NUMBER OF           ---------------------------------------------------------
    SHARES                   SOLE DISPOSITIVE POWER
 BENEFICIALLY
   OWNED BY            9     0
     EACH              ---------------------------------------------------------
  REPORTING                  SHARED DISPOSITIVE POWER
    PERSON
     WITH              10    223,880 SHARES
--------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11       223,880 SHARES
--------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]
              (See Instructions)

     12
--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13       0.9%
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON

     14       PN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

         This Schedule 13D (the "SCHEDULE") relates to the common stock, par value $0.01 per share (the "COMMON STOCK") of Motient Corporation, a Delaware corporation (the "ISSUER"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934. The address of the principal executive office of the Issuer is 10802 Parkridge Boulevard, Reston, VA 20191-5416.

Item 2. Identity and Background.

         Highland Capital Management, L.P., a Delaware limited partnership ("HIGHLAND CAPITAL"), Strand Advisors, Inc., a Delaware corporation ("STRAND"), James Dondero, a United States citizen ("DONDERO"), Prospect Street High Income Portfolio, Inc., a Maryland corporation and closed end mutual fund registered under the Investment Company Act of 1940 ("PROSPECT PORTFOLIO"), Prospect Street Income Shares Inc., a Maryland Corporation and closed end mutual fund registered under the Investment Company Act of 1940 ("PROSPECT SHARES"), Highland Legacy, Limited, a Cayman Islands limited partnership ("LEGACY"), PAM Capital Funding, L.P., a Cayman Islands limited partnership ("PAM CAPITAL"), and PAMCO Cayman, Limited, a Cayman Islands limited partnership ("PAMCO") (all of the foregoing collectively, the "REPORTING PERSONS" and individually the "REPORTING PERSON") are jointly filing this Schedule. The principal business address and office for Highland Capital, Strand, Dondero, Prospect Portfolio and Prospect Shares is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. The principal business address and office of Legacy, PAM Capital and PAMCO is c/o QSPV Limited, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands. A copy of the agreement among the Reporting Persons with respect to their joint filing of this Schedule is attached hereto as Exhibit 1.

         The principal business of Highland Capital, a registered investment advisor, is acting as investment advisor to various investment companies, including Prospect Portfolio, Prospect Shares, Legacy, PAM Capital and PAMCO. The principal business of Strand is serving as the general partner of Highland Capital. The principal business of Dondero is serving as the President of Highland Capital and as the President and a director of Strand, Prospect Portfolio, and Prospect Shares. The principal business of Prospect Portfolio, Prospect Shares, Legacy, PAM Capital and PAMCO is purchasing and holding securities for investment purposes. The general partner of Legacy, PAM Capital and PAMCO is QSPV Limited, a Cayman Islands limited partnership ("QSPV"). The principal business address and office of QSPV is Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands. The principal business of QSPV is providing management and administration of Cayman Islands special purpose vehicles. Pursuant to the management agreements between Highland Capital and Legacy, PAM Capital and PAMCO, Highland Capital exercises all voting and dispositive powers with respect to securities held by such Reporting Persons. QSPV does not have sole or shared beneficial ownership with respect to any shares of Common Stock. The directors and executive officers of Strand, Prospect Portfolio and Prospect Shares are listed in Appendix I.

         During the last five years, none of the Reporting Persons or any of the persons listed in Appendix I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         Commencing in December 1998 and to May 2002, Dondero, Prospect Portfolio, Prospect Shares, Legacy, PAM Capital and PAMCO have been acquiring, in the ordinary course of business in secondary market transactions, interests in subordinated notes of the Issuer (the "BONDS"), Common Stock, and warrants to acquire Common Stock of the Issuer (the "WARRANTS"). Interests in the Bonds, the Common Stock and the Warrants were acquired with the personal funds of Dondero and the working capital of Prospect Portfolio, Prospect Shares, Legacy, PAM Capital and PAMCO. The Reporting Persons have purchased approximately 2,510,800 shares of Common Stock for approximately $9,664,643 and Warrants to acquire approximately 28,980 shares of Common Stock for approximately $443,716. The aggregate principal amount of Bonds purchased and the aggregate purchase price paid by each reporting person was as follows:

                                                           PRINCIPAL AMOUNT                        AGGREGATE
     REPORTING PERSON                                     OF BONDS PURCHASED                     PURCHASE PRICE
     ----------------                                     ------------------                     --------------
Prospect Portfolio.........................                 $  15,480,000                         $  12,020,910
Prospect Shares............................                     1,500,000                             1,259,985
Legacy.....................................                     3,000,000                             2,475,000
PAM Capital................................                    14,500,000                             7,881,250
PAMCO......................................                     3,000,000                             2,422,500
                                                            -------------                         -------------
     TOTAL                                                  $  37,480,000                         $  26,059,645

         On January 10, 2002, the Issuer and certain of its subsidiaries filed a voluntary petitions with the U.S. Bankruptcy Court for the Eastern District of Virginia to reorganize their respective capital structures under Chapter 11 of the US Bankruptcy Code. On April 26, 2002, the U.S. Bankruptcy Court for the Eastern District of Virginia entered an order approving the Issuer's plan of reorganization under Chapter 11 of the Bankruptcy Code, (as amended, the "PLAN"). Effective on or prior to May 22, 2002, the Issuer transferred to Dondero, Prospect Portfolio, Prospect Shares, Legacy, PAM Capital and PAMCO their rights to acquire pursuant to the Plan the Common Stock and Warrants described below. Under the Plan, all then-outstanding shares of the Issuer's pre-reorganization Common Stock were cancelled, as well as all unexercised options and Warrants. Each $1,000 in principal amount of the Bonds was exchanged for approximately 74.6 shares of Common Stock. Holders of the Issuer's pre-reorganization Common Stock received Warrants to purchase, at a price of $.01 per share, approximately .026 shares of Common Stock for each share of pre-reorganization Common Stock held. On May 1, 2002, the Issuer and its subsidiaries emerged from the proceedings under Chapter 11 of the Bankruptcy Code pursuant to the terms of the Plan. Pursuant to the Plan and as of May 22, 2002, Dondero, Prospect Portfolio, Prospect Shares, Legacy, PAM Capital and PAMCO acquired an aggregate of (i) 2,809,174 shares of Common Stock and (ii) Warrants to purchase 65,354 shares of Common Stock for $.01 per share. The Warrants will expire on May 1, 2004, or two years after the effective date of reorganization, and will not be exercisable unless and until the average closing price of the Issuer's Common Stock for ninety consecutive trading days is equal to or greater than $15.44 per share. The Warrants held by the Reporting Persons are not currently exercisable.

         Except as described above, none of the Reporting Persons have contributed any funds or other consideration towards the acquisition of the securities of the Issuer.

Item 4. Purpose of Transaction.


         The Reporting Persons have acquired the shares of Common Stock for investment purposes. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, future changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may also acquire additional shares of Common Stock, or sell all or part of their Common Stock, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or the Issuer's Common Stock. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above. To the knowledge of each Reporting Person, each Reporting Person may make similar evaluations from time to time or on an ongoing basis.

         Except as otherwise described in this Item 4, none of the Reporting Persons have formulated any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through (j) of the General Instructions to Schedule 13D under the Securities Exchange Act of 1934, as amended, although each Reporting Person reserves the right to formulate such plans or proposals in the future.


Item 5. Interest in Securities of the Issuer.

         (a) The Reporting Persons may be deemed to beneficially own in the aggregate 2,797,014 shares of Common Stock, representing approximately 11.2% of the outstanding shares of Common Stock (based on 25,000,000 shares of Common Stock reported as outstanding as of May 1, 2002 in the Issuer's Registration Statement on Form S-1/A filed May 22, 2002 (Reg. No. 333-87844)). The following table sets forth the number of shares of Common Stock directly owned by each of the Reporting Persons.

                                                                NUMBER                PERCENTAGE OF
                                                               OF SHARES               OUTSTANDING
                       HOLDER                                DIRECTLY HELD                SHARES
                       ------                                -------------            -------------
Dondero...................................                                 0                 --
Prospect Portfolio........................                         1,155,224                4.6%
Prospect Shares...........................                           111,940                0.4%
Legacy....................................                           223,880                0.9%
PAM Capital...............................                         1,082,090                4.3%
PAMCO.....................................                           223,880                0.9%
                                                                   -----------           -------
TOTAL.....................................                         2,797,014               11.2%

         Highland Capital, Strand and Dondero are deemed to beneficially 2,797,014 shares of Common Stock, representing 11.2% of the Issuer's outstanding Common Stock. The Common Stock deemed to be beneficially owned by Highland Capital, Strand and Dondero includes all of the Common Stock held by the Reporting Persons.

         (b) Highland Capital, as the investment advisor to Prospect Portfolio, Prospect Shares, Legacy, PAM Capital and PAMCO, has the shared power to vote, dispose of, or direct the voting or disposal of all of the shares of Common Stock held by such Reporting Persons.

         Strand, as the general partner of Highland Capital, has the shared power to vote, dispose of, or direct the voting or disposal of all of the shares of Common Stock held by Prospect Portfolio, Prospect Shares, Legacy, PAM Capital and PAMCO.

         Dondero, as the President of Highland Capital, and the President and a director of Strand, Prospect Portfolio, and Prospect Shares, has the shared power to vote, dispose of, or direct the voting or disposal of all of the shares of Common Stock held by all of the other Reporting Persons. Dondero disclaims beneficial ownership of all such Common Stock held by the other Reporting Persons.

         Prospect Portfolio, Prospect Shares, Legacy, PAM Capital and PAMCO share the power to vote, dispose of, or direct the voting or disposal of the shares of Common Stock listed as directly held by each such entity with Highland Capital, Strand and Dondero.

         (c) Dondero purchased 200,000 shares of the Issuer's pre-reorganization Common Stock in a secondary market transaction for $0.04 per share on May 6, 2002. These shares were subsequently converted into Warrants pursuant to the Plan. Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Reporting Persons, or to their knowledge, any of the persons listed on Appendix I to this Schedule, during the past sixty days.

         (d) To the knowledge of the Reporting Persons, except as otherwise described in this Schedule, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed by to be beneficially owned by the Reporting Persons.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as otherwise described in this Schedule, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or any of the persons listed in Appendix I and between such persons and any person with respect to any shares of Common Stock of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement between Highland Capital, Strand, Dondero, Prospect Portfolio, Prospect Shares, Legacy, PAM Capital and PAMCO.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 7, 2002

                                      HIGHLAND CAPITAL MANAGEMENT, L.P., A
                                      DELAWARE LIMITED PARTNERSHIP

                                      By:  Strand Advisors, Inc., a Delaware
                                           corporation, its general partner


                                      By:      /s/ James Dondero
                                         ---------------------------------------
                                      Name:    James Dondero
                                      Title:   President

                                      STRAND ADVISORS, INC., A DELAWARE
                                      CORPORATION


                                      By:      /s/ James Dondero
                                         ---------------------------------------
                                      Name:    James Dondero
                                      Title:   President


                                      By:      /s/ James Dondero
                                         ---------------------------------------
                                      James, Dondero

                                      PROSPECT STREET HIGH INCOME PORTFOLIO,
                                      INC., A MARYLAND CORPORATION


                                      By:      /s/ Joseph Daugherty
                                         ---------------------------------------
                                      Name:    Joseph Daugherty
                                      Title:   Senior Vice President

                                      PROSPECT STREET INCOME SHARES INC., A
                                      MARYLAND CORPORATION


                                      By:      /s/ Joseph Daugherty
                                         ---------------------------------------
                                      Name:    Joseph Daugherty
                                      Title:   Senior Vice President



                                    15 of 21

                                      HIGHLAND LEGACY, LIMITED, A CAYMAN
                                      ISLANDS LIMITED PARTNERSHIP

                                      By:  Highland Capital Management, L.P., a
                                      Delaware limited partnership and its
                                      collateral manager

                                      By:  Strand Advisors, Inc., a Delaware
                                      corporation, Highland Capital Management,
                                      L.P.'s general partner


                                      By:      /s/ James Dondero
                                         ---------------------------------------
                                      Name:    James Dondero
                                      Title:   President

                                      PAM CAPITAL FUNDING, L.P., A CAYMAN
                                      ISLANDS LIMITED PARTNERSHIP

                                      By:  Highland Capital Management, L.P., a
                                      Delaware limited partnership and its
                                      collateral manager

                                      By:  Strand Advisors, Inc., a Delaware
                                      corporation, Highland Capital Management,
                                      L.P.'s general partner


                                      By:      /s/ James Dondero
                                         ---------------------------------------
                                      Name:    James Dondero
                                      Title:   President


                                      PAMCO CAYMAN, LIMITED, A CAYMAN
                                      ISLANDS LIMITED PARTNERSHIP

                                      By:  Highland Capital Management, L.P., a
                                      Delaware limited partnership and its
                                      collateral manager

                                      By:  Strand Advisors, Inc., a Delaware
                                      corporation, Highland Capital Management,
                                      L.P.'s general partner


                                      By:      /s/ James Dondero
                                         ---------------------------------------
                                      Name:    James Dondero
                                      Title:   President



                                    16 of 21

                                   APPENDIX I

         The name of each director and officer of Strand, Prospect Portfolio, and Prospect Shares is set forth below. The principal business address for each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240, unless otherwise indicated. Each person listed below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

Strand's officers and directors, and their principal occupations and business addresses are:

                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                       NAME                                 AND ADDRESS (IF APPLICABLE)
                   ------------                    ------------------------------------------
James Dondero                            President of Highland Capital; President and Director of
                                         Strand, Prospect Portfolio and Prospect Shares

Mark Okada                               Executive Vice President of Strand, Prospect Portfolio and
                                         Prospect Shares

Louis Koven                              Secretary of Strand and Chief Financial Officer of Highland
                                         Capital


Prospect Portfolio's and Prospect Share's officers and directors, and their principal occupations and business addresses are:

                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                       NAME                                 AND ADDRESS (IF APPLICABLE)
                   ------------                    ------------------------------------------
James Dondero                            President of Highland Capital; President and Director of
                                         Strand, Prospect Portfolio and Prospect Shares

Mark Okada                               Executive Vice President of Strand, Prospect Portfolio and
                                         Prospect Shares

R. Joseph Daugherty                      Senior Vice President and Secretary of Prospect Portfolio and
                                         Prospect Shares

Timothy Hui                              Director of Prospect Portfolio and Prospect Shares; Director
                                         of Learning Resources of the Pennsylvania Biblical
                                         University, 48 Willow Green Drive, Churchville, PA 18966

Scott Kavanaugh                          Director of Prospect Portfolio and Prospect Shares; Director,
                                         Executive Vice President and Treasurer of Commercial Capital,
                                         One Venture, Suite 300, E. Irvine, CA 92618



                                    17 of 21

                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                       NAME                                 AND ADDRESS (IF APPLICABLE)
                   ------------                    ------------------------------------------
James Leary                              Director of Prospect Portfolio and Prospect Shares; Managing
                                         Director of Benefit Capital, 2006 Peakwood Drive, Garland, TX
                                         75004

Bryan Ward                               Director of Prospect Portfolio and Prospect Shares; Special
                                         Projects Advisor and Information Technology Consultant for
                                         Accenture, 3625 Rosedale, Dallas, TX 75205



                                    18 of 21

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
 1.               Joint Filing Agreement between Highland Capital, Strand,
                  Dondero, Prospect Portfolio, Prospect Shares, Legacy, PAM
                  Capital and PAMCO.



                                    19 of 21